Exhibit 99.2

EF001

Disclaimer

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer

Instrument	Equity issuer

Issuer name	PetroChina Company Limited

Stock code	00857

Multi-counter stock code and currency	☑ Not applicable

Other related stock code(s) and name(s)	☑ Not applicable

Title of announcement	Interim Dividend for the Six Months Ended 30 June 2022

Announcement date	25 August 2022

Status	New announcement

Information relating to the dividend

Dividend type	Interim (Semi-annual)

Dividend nature	Ordinary

For the financial year end	☑ Not applicable

Reporting period end for the dividend declared	30 June 2022

Dividend declared	RMB 0.20258 per 1 share

Date of shareholders’ approval	☑ Not applicable ☐ To be announced

Information relating to Hong Kong share register

Default currency and amount in which the dividend will be paid	HKD 0.23338 per 1 share

Exchange rate	RMB 1 : HKD 1.15205

Ex-dividend date	09 September 2022

Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	13 September 2022 16:30

Book close period	From 14 September 2022 to 19 September 2022

Record date	19 September 2022

Payment date	28 October 2022

Share registrar and its address	Hong Kong Registrars Limited
Shops 1712-1716
Hopewell Centre
183 Queen’s Road East
Address line 4

EF001

	Wanchai

	Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared

Details of withholding tax (including type of shareholders and applicable tax rates) applied to the dividends declared of H shares are set out in the table below. In addition, for individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For further details, please refer to the section headed “Interim Dividend for 2022 and Closure of Register of Members” in the interim results announcement of the Company dated 25 August 2022.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%

The Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

	Individual - non-resident i.e. registered address outside PRC	10%

The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%.

	Individual - non-resident i.e. registered address outside PRC	20%

For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

EF001

	Others (please specify: ) Mainland investors (excluding enterprises) from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect	20%

For dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. For dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	☑ Not applicable ☐ To be announced

Other information

Other information	☑ Not applicable

Directors of the issuer
As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.